Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
TEC Technology Limited	Hong Kong
Anhui TEC Tower Co., Ltd.	PRC
Zhejiang TEC Tower Co., Ltd.	PRC